EXHIBIT 99.1

Aura Minerals Closes the Acquisition of the Mineração Serra Grande Gold Mine in Goias, Brazil (“MSG”)

ROAD TOWN, British Virgin Islands, Dec. 01, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO and B3: AURA33) (“Aura” or the “Company”) is pleased to announce that Aura, through a wholly owned subsidiary, has completed the previously announced acquisition from AngloGold Ashanti plc (“AngloGold”) of all of the issued and outstanding securities of Mineração Serra Grande S.A. (“MSG”), owner of the Mineração Serra Grande gold mine located in Crixás, in the state of Goiás, Brazil (the “Transaction”).

Rodrigo Barbosa, President and CEO of Aura, stated: “AngloGold Ashanti has built a strong reputation for developing and operating world-class mines. MSG, located in one of Brazil’s most prominent greenstone belts, has—according to AngloGold Ashanti—produced over 3 million ounces since 1998, with a peak of 193,000 ounces in 2006, underscoring its significant potential. As a nimble company with a proven turnaround track record (e.g., Apoena and Aranzazu) and a team with deep experience, Aura is ideally positioned to unlock the mine’s full potential. Our team has a detailed plan—now under implementation—to recover production, reduce dilution, increase efficiency, and invest to expand Resources and Reserves, all executed under the highest safety and sustainability standards of our Aura 360 culture.”

Transaction Highlights:

  In consideration for the acquisition of MSG, Aura paid to AngloGold an upfront cash consideration of US$ 72.8 million on closing, on an agreed Enterprise Value of US$ 76 million, adjusted at closing for customary items as expected in the share purchase agreement signed between the parties; plus will pay deferred consideration payments equivalent to a 3% net smelter returns participation over the currently identified Mineral Resource of MSG (inclusive of the Mineral Reserve) payable quarterly.
  According to AngloGold Ashanti, in 2024, MSG produced 80 Kos of gold (2023: 86 Koz).

About MSG

MSG is located in the northwest of the state of Goiás, central Brazil about 5km from the city of Crixás. The MSG operation comprises three mechanised underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5 Mt.

AngloGold’s existing Mineral Resource and Mineral Reserve Report dated as of December 31, 2024, filed on AngloGold’s website, disclosed total Measured and Indicated Mineral Resource of 10.75 Mt, at an average grade of 3.14 g/t Au for 1.08 Moz of gold, along with Inferred Mineral Resource of 12.95 Mt at an average grade of 3.39 g/t Au for 1.41 Moz of gold. In compliance with Regulation S-K 1300, the Mineral Resource is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Aura considers the reported mineral resources as “historical estimates” and does not treat such mineral resources as current. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources under SK-1300 – Disclosure by Registrants Engaged in Mining Operations or comment on the reliability of the historic resources or what work needs to be done to upgrade or verify the historical estimates as current. In addition, Aura cannot confirm if such classifications are compatible with, or directly comparable to, the requirements of SK-1300.

Advisers and Counsel

BofA Securities acted as exclusive financial adviser to Aura, and Demarest Advogados acted as Brazilian law adviser and Gowling WLG (UK) LLP acted as English law adviser to Aura.

Qualified Person

The scientific and technical information contained within this news release has been reviewed and approved by Farshid Ghazanfari, P.Geo., a qualified person as defined in SK 1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements and all forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained in the press release include, but are not limited to, statements relating to: consideration payable under the Transaction; payment of the net smelter returns under the deferred consideration agreement; enhancing performance, boosting production, reducing costs, and extending the Life of Mine at MSG and the potential for MSG to become a cornerstone of Aura’s portfolio. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com